EXHIBIT 99.1

NEWS RELEASE

TSX: ELD	NYSE: EGO	November 26, 2025

Eldorado Gold Releases Updated Mineral Reserve and Mineral Resource Statement; Offsetting Depletion and Increasing Mineral Reserves at Key Operations

VANCOUVER, BC – Eldorado Gold Corporation (TSX:ELD) (NYSE:EGO) (“Eldorado” or “the Company”) today releases its updated Mineral Reserve and Mineral Resource (“MRMR”) estimates as of September 30, 2025.

“Our commitment to exploration continues to unlock long-term value, driving another increase in Mineral Reserves,” said George Burns, Chief Executive Officer. “We successfully offset depletion at key operations, including the Lamaque Complex, Kisladag and Olympias. Overall, Mineral Reserves increased by approximately 5%, primarily driven by a 25% increase at the Lamaque Complex. This strengthens our foundation and supports a robust production outlook for the next decade, underpinned by an average mine life of 13 years. Importantly, this update reflects a higher but conservative gold price assumption of $1,700 per ounce compared to last year’s gold price assumption of $1,450 per ounce, reinforcing the resilience of our portfolio.

Exploration success also increased Inferred Mineral Resources by nearly 21%, primarily from additions of Inferred Mineral Resources in the sulfide zone at Perama Hill in Greece and at Bonnefond in the vicinity of the Lamaque Complex (25 km from the Sigma Mill), reinforcing our strategy to extend mine life and advance near-mine opportunities.

At the Lamaque Complex, we more than replaced depletion through successful resource conversion at Ormaque and in the Lower Triangle zones. This represents the highest reserve estimate since acquisition in 2017 and positions the Lamaque Complex for long-term growth with two underground mines offering significant conversion potential and exploration upside.

In 2026, we will continue to invest in organic growth through exploration, prioritizing mine life extension at existing operations and advancing near-mine opportunities, while also pursuing new discoveries across our highly prospective early-stage exploration portfolio in Canada and Turkiye. It’s shaping up to be an exciting year, and you can expect more news and updates as we advance these initiatives.”

Mine Life

(Based on Mineral Reserves)	Mine Life (years)
Efemcukuru Mine	8
Kisladag Mine	13
Lamaque Complex	8
Olympias Mine	16
Skouries Project	20
Average Mine Life	13

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Mineral Reserves Update

The Company’s Proven and Probable gold Mineral Reserves totalled 12.5 million ounces as of September 30, 2025, representing an increase of approximately 5% compared to the previous MRMR statement dated September 30, 2024. The complete MRMR table and notes can be found at the end of this release.

	Ore Tonnes (t x 1,000)	Gold Grade (g/t)	Total Mineral Reserves (Gold Ounces) x 1,000)
Mineral Reserves as of September 30, 2024(1)	344,733	1.07	11,911
Depletion(1)	(14,351)	1.55	(713)
Adjustments for metal prices, cut-off value, mine plan optimization, additions due to new drilling and conversion of Resources	41,326	1.02	1,327
Mineral Reserves as of September 30, 2025	371,708	1.05	12,525

(1)	Depletion declared here are in-situ ounces. Depletion includes the 12-month period of October 1, 2024, through September 30, 2025.

The increase in gold Mineral Reserves is primarily attributable to additions at the Lamaque Complex, Kisladag and Olympias.

•	Lamaque Complex: Mineral Reserves increased 25%, driven by conversion at Ormaque and Triangle, in addition to declaring initial Mineral Reserves at Plug #4.

o	Ormaque: Processing the second bulk sample and increasing drilling density improved confidence in the deposit, enabling an increase in reserve grade and ounces.

o	Triangle: New drilling platforms accelerated drilling in the lower levels of the Triangle deposit (C6-C10), significantly increasing the Mineral Reserves.

•	Kisladag: Mineral Reserves increased 11%, supported by the higher gold price assumption and mine optimization, including improved pit design.

•

Olympias: Mineral Reserves increased slightly beyond depletion, driven by the higher gold price assumption, updated resource modelling and improved concentrate marketing terms. Additional drilling allowed for refinements to the geologic model.

•	Efemcukuru: Mineral Reserves decreased due to depletion, partially offset by the addition of Mineral Reserves from Kokarpinar 63.

•	Skouries: Mineral Reserves increased slightly following minor design modifications.

•	Perama Hill Oxides: Mineral Reserves decreased slightly due to block model changes and mine design updates.

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The following table summarizes the period-over-period changes to the Company’s Mineral Reserves:

Gold Mineral Reserves
	2024	2025	Change(1)	Change excluding depletion
	Contained Gold Oz (x 1,000)
Lamaque Complex
Triangle + Plug #4	658	743	85	284
Ormaque & Parallel	619	848	229	254
Lamaque Complex Total	1,277	1,591	314	538
Efemcukuru	678	630	(48)	44
Kisladag	3,559	3,946	414	674
Olympias	1,770	1,780	10	121
Perama Hill	997	912	(85)	(85)
Skouries	3,630	3,666	36	36
Total	11,911	12,525	642	1,328

NOTES:

(1)	The Company reports its MRMR as of September 30, 2025. As such, the change year over year is from October 1, 2024 to September 30, 2025.
(2)	Totals may not sum due to rounding.

Mineral Resources Update

Eldorado’s Measured and Indicated Mineral Resources (“M&I Mineral Resources”) totalled 17.4 million ounces gold, as of September 30, 2025. The Company’s M&I Mineral Resources decreased 5% compared to the previous MRMR statement. The decrease was primarily driven from depletion at Kisladag and Perama Hill as a result of reclassification of a portion of the oxides to Inferred Mineral Resources.

Eldorado’s Inferred Mineral Resources totalled 8.2 million ounces as of September 30, 2025, reflecting a 21% increase from the previous MRMR statement. This increase was primarily driven by new Inferred Resources at Bonnefond located in the vicinity of the Lamaque Complex and at Perama Hill with the addition of resources in the sulfide zone.

Detailed MRMR disclosure tables are included at the end of this news release.

-	Lamaque Complex: The increase in total M&I Mineral Resources was primarily driven by conversion from Inferred Mineral Resources.

o

Ormaque: M&I Mineral Resources increased through conversion of Inferred Mineral Resources. Inferred Mineral Resources decreased due to this conversion, partially offset by updated estimation parameters.

o	Triangle: M&I Mineral Resources increased through expansion and conversion of Inferred Mineral Resources. Inferred Mineral Resources decreased as a result of this conversion.

-	Bonnefond: The increase in M&I Mineral Resources and Inferred Mineral Resources reflects the addition of initial estimates for each category.

-	Kisladag: The decrease in M&I Mineral Resources was primarily due to depletion, while Inferred Mineral Resources remained relatively unchanged period-over-period.

-

Efemcukuru: M&I Mineral Resources decreased due to depletion, partially offset by conversion from Inferred Mineral Resources. A slight increase in Inferred Mineral Resources reflects new depth extensions in the Kokarpinar zones.

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-	Olympias: Both M&I Mineral Resources and Inferred Mineral Resources increased, driven by the higher gold price assumption and improved resource modelling, partially offset by depletion.

-

Skouries: M&I Mineral Resources decreased due to block model updates and reclassification to Inferred Mineral Resources. Inferred Mineral Resources also decreased from block model updates, partially offset by reclassification from M&I Mineral Resources.

-	Perama Hill:

o	Oxides: M&I Resources decreased due to reclassification to Inferred Mineral Resources, reflecting boundary limitations near the closest village.

o	Sulfides: Initial Inferred Mineral Resources were declared for the sulfide zone.

The following table summarizes the period-over-period changes to the Company’s Mineral Resources:

Measured and Indicated Gold Mineral Resources(1)				Inferred Gold Mineral Resources
	2024(2)	2025	Change(3)	2024(2)	2025	Change(3)
	Contained Gold ounces (x 1,000)			Contained Gold ounces (x 1,000)
Lamaque Complex
Triangle & Plug #4	1,424	1,524	100	1,731	1,398	(333)
Ormaque & Parallel	748	1,153	405	837	602	(235)
Lamaque Complex Total	2,172	2,677	505	2,568	2,000	(568)
Bonnefond	0	74	74	0	423	423
Efemcukuru	1,155	1,074	(81)	168	178	10
Kisladag	5,816	5,359	(457)	100	91	(9)
Olympias	2,663	2,677	14	457	714	257
Perama Hill – Oxide	1,374	908	(466)	59	392	333
Perama Hill – Sulfide	0	0	0	0	1,025	1,025
Perama South	0	0	0	728	728	0
Piavitsa	0	0	0	1,025	1,025	0
Sapes	0	0	0	820	820	0
Skouries	5,030	4,613	(417)	814	770	(44)
Total	18,210	17,382	(902)	6,739	8,166	1,427

NOTES:

(1)	Mineral Resources are inclusive of Mineral Reserves.
(2)	For comparative purposes, 2024 excludes the Mineral Resources at Certej which was sold in October 2025.
(3)	The Company Reports on its MRMR as of September 30, 2025. As such, the change year-over-year is from October 1, 2024 to September 30, 2025.
(4)	Totals may not sum due to rounding.

About Eldorado

Eldorado is a gold and base metals producer with mining, development and exploration operations in Türkiye, Canada and Greece. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

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Contact

Investor Relations

Lynette Gould, VP, Investor Relations, Communications & External Affairs

647 271 2827 or 1 888 353 8166

lynette.gould@eldoradogold.com

Media

Chad Pederson, Director, Communications and Public Affairs

236 885 6251 or 1 888 353 8166

chad.pederson@eldoradogold.com

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Notes:

1)	Certej was removed from the 2024 Mineral Resources for comparison purposes following the sale of the Company’s Romanian assets in October 2025

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ADVISORIES AND DETAILED NOTES ON MINERAL RESERVES AND RESOURCES

General

Mineral Reserves and Mineral Resources are as of September 30, 2025

The Mineral Reserves and Mineral Resources were classified using logic consistent with the CIM Definition Standards for Mineral Resources & Mineral Reserves (2014) incorporated, by reference, into National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during exploration drilling programs are done consistently with industry standards and independent certified assay labs are used.

Mineral Reserves are included in the Mineral Resources.

The Mineral Reserves and Mineral Resources are disclosed on a total project basis.

Measured and Indicated Mineral Resources which are not Mineral Reserves, do not have demonstrated economic viability. With respect to “Inferred Mineral Resources”, there is a great amount of uncertainty as to their existence and uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a “Measured Mineral Resource”, “Indicated Mineral Resource” or “Inferred Mineral Resource” will ever be upgraded to a higher category.

Additional information on the Kisladag, Efemcukuru, Olympias, Skouries and Lamaque mineral properties mentioned in this news release (all of which are considered to be material mineral properties to the Company) are contained in Eldorado’s annual information form for the year ended December 31, 2024 and the following technical reports for each of those properties, all of which are available under the Company's profile at www.sedarplus.com and www.sec.gov:

-	Amended Technical report entitled “Technical Report, for the Lamaque Complex, Quebec, Canada’” with an effective date of December 31, 2024.
-	Technical report entitled “Technical Report, Olympias Mine, Greece” with an effective date of December 31, 2023.
-	Technical report entitled "Technical Report, Efemcukuru Gold Mine, Turkiye” with an effective date of December 31, 2023.
-	Technical report entitled “Technical Report, Skouries Project, Greece” with an effective date of January 22, 2022.
-	Technical report entitled "Technical Report, Kisladag Gold Mine, Turkiye” with an effective date of January 17, 2020.

Qualified Persons

Simon Hille, FAusIMM, Executive Vice President, Operations and Technical Services, is the “qualified person” under NI 43-101 responsible for preparing and supervising the preparation of the scientific or technical information contained in this news release and verifying the technical data disclosed in this document relating to our operating mines and development projects, unless otherwise noted. Additional qualified persons have approved disclosures for specific properties as detailed in “Mineral Reserve Notes” and “Mineral Resource Notes” below. Jessy Thelland, géo (OGQ No. 758), Director Technical Services Lamaque, a member in good standing of the Ordre des Géologues du Québec, is the qualified person as defined in NI 43-101 responsible for, and has verified and approved, the scientific and technical disclosure contained in this news release for the Quebec projects.

Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources

There are differences between the standards and terms used for reporting mineral reserves and resources in Canada, and in the United States pursuant to the United States Securities and Exchange Commission’s (the “SEC”). The terms Mineral Resource, Measured Mineral Resource, Indicated Mineral Resource and Inferred Mineral Resource are defined by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) and the CIM Definition Standards on Mineral Reserves and Mineral Resources adopted by the CIM Council, and must be disclosed according to Canadian securities regulations.

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These standards differ from the requirements of the SEC applicable to domestic United States reporting companies. Accordingly, information contained in this news release with respect to mineral deposits may not be comparable to similar information made public by United States companies subject to the SEC’s reporting and disclosure requirements.

Mineral Reserve Notes

Eldorado reports Mineral Reserves in accordance with CIM Definition Standards. Mineral Reserves for the operating sites (Efemcukuru, Kisladag, Olympias, and within the Lamaque Complex – Ormaque, Triangle, Parallel and Plug #4) and the Skouries and Perama Hill projects were determined using a long-term gold price of $1,700/oz. A reserve test is undertaken every year to confirm future undiscounted cash flow from the reserve mine plan is positive.

Long-Term Metal Price Assumptions - Mineral Reserves	2024	2025
Gold price ($ per ounce)	1,450(1)	1,700
Silver price ($ per ounce)	19.00	20.00
Copper price ($ per pound)	2.75	3.50
Copper price ($ per tonne)	6,061	7,714
Lead price ($ per tonne)	2,000	2,000
Zinc price ($ per tonne)	2,500	2,500

(1)

Skouries and Perama Hill used a $1,300 Au price for Mineral Reserves based on the timing of the last detailed study on each project. As both project studies have advanced with updated operating cost estimates, the same Au Reserve Price is used across the entire portfolio for 2025.

Cut-off Grades/Values – Mineral Reserves	2024	2025
Efemcukuru	$130.05/t NSR (long hole stoping), $136.10/t NSR (drift and fill)	$145.36/t NSR (long hole stoping), $151.76/t NSR (drift and fill)
Kisladag	0.179 g/t Au Recoverable	0.1575 g/t Au Recoverable
Lamaque Complex	4.99 g/t Au (long hole stoping), 5.67 g/t Au (drift and fill)	4.19 g/t Au (long hole stoping), 4.54 g/t Au (drift and fill)
Olympias	$216.79/t NSR	$223.40/t NSR
Perama Hill	0.81 g/t Au	0.85 g/t Au
Skouries	$10.60/t NSR (open pit), $33.33/t NSR (underground)	$15.00/t NSR (open pit), $40.00/t NSR (underground)

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Qualified Persons

The following persons, all of whom are qualified persons under NI 43-101, have approved the disclosure related to the Mineral Reserves for the projects noted below contained within this release:

Asset	Mining Type(s)	Qualified Person	Company
Lamaque Complex: Triangle, Plug #4	Underground	Jessy Thelland, géo (OGQ No. 758), Technical Services Director Lamaque	Eldorado Gold
Lamaque Complex: Ormaque, Parallel	Underground	Phillippe Groleau, Eng, (OIQ No. 5032770), Senior Strategic Planner	Eldorado Gold
Kisladag	Open Pit	Raj Priyadarshi, P.Eng., Manager, Open Pit Mine Planning	Eldorado Gold
Efemcukuru	Underground	Mike Tsafaras, P.Eng., Director, Mine Planning	Eldorado Gold
Olympias	Underground	Filip Medinac, P.Eng., Technical Services Manager, Olympias	Eldorado Gold
Skouries	Open Pit and Underground	Mike Tsafaras, P.Eng., Director, Mine Planning	Eldorado Gold
Perama Hill	Open Pit	Mike Tsafaras, P.Eng., Director, Mine Planning	Eldorado Gold

Mineral Resource Notes

Eldorado reports Mineral Resources in accordance with CIM Definition Standards. All Mineral Resources are assessed for reasonable prospects for eventual economic extraction (RPEEE). The Resource cut-off grades or values (e.g. gold equivalent) are determined using a long-term gold price ($2,100/oz) and modifying factors derived in the resource to reserve conversion process (or by comparison to similar projects for our resource-only properties). These values are then used to create constraining volumes that provide limits to the reported Resources. Resource grades are reported undiluted from within the constraining volumes that satisfy RPEEE.

Open Pit Resources used pit shells created with the long-term gold price to constrain reportable model blocks. Underground Resources were constrained by volumes whose design was guided by a combination of the reporting cut-off grade or value, contiguous areas of mineralization and mineability. Eldorado’s Mineral Resources are inclusive of Reserves.

Long-Term Metal Price Assumptions – Mineral Resources	2024	2025
Gold price ($ per ounce)	1,800	2,100
Silver price ($ per ounce)	24.00	24.00
Copper price ($ per pound)	3.25	4.15
Copper price ($ per tonne)	7,163	9,147
Lead price ($ per tonne)	2,200	2,200
Zinc price ($ per tonne)	2,800	2,800

Mineral Resource Reporting and demonstration of Reasonable Prospects for Eventual Economic Extraction:

The Mineral Resources used a long term look gold metal price of $2,100/oz for the determination of resource cut-off grades or values. This guided execution of the next step where constraining surfaces or volumes were created to control resource reporting Only material internal to these volumes were eligible for reporting. Projects with both open pit and underground Resources have the open pit Resources constrained by an open pit/underground economic crossover surface, and underground Resources constrained by a reporting shape.

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Cut-off Grades/Values Mineral Resources	2024	2025
Bonnefond	-	3.0 g/t Au
Efemcukuru	2.5 g/t Au(1)	$104.50/t NSR
Kisladag	0.27 g/t Au (in-situ)	0.13 g/t Au recoverable
Lamaque Complex	Triangle, Plug #4, Parallel, Ormaque: 3.5 g/t Au	Longhole : 3.40 g/t, Drift-and-fill (Ormaque): 3.67 g/t Au
Olympias	$115/t NSR	$105.50/t NSR
Perama Hill – Oxide & Sulfide	0.50 g/t Au	0.71 g/t Au
Perama South	0.50 g/t Au	0.50 g/t Au
Piavitsa	4.0 g/t Au	4.0 g/t Au
Sapes	2.5 g/t Au (underground), 1.0 g/t Au (open pit)	2.5 g/t Au (underground), 1.0 g/t Au (open pit)
Skouries	0.30 g/t Au Equivalent grade (open pit), 0.70 g/t Au Equivalent grade (underground); Au Equivalent (g/t) = (Au g/t + 1.25*Cu%)	Open Pit : $15/t NSR Underground : $40/t NSR
Stratoni	$200/t NSR, based on Zn Equivalent grade of 10%	$200/t NSR, based on Zn Equivalent grade of 10%

(2)

Mineralized shapes based on RPEEE identified based on 2.5 g/t Au COG; within shapes material below incremental COG of 1.0 g/t have been excluded; grades are diluted by must-take material between 1.0 and 2.5 g/t Au

Qualified Persons

The following persons, all of whom are qualified persons under NI 43-101, have approved the disclosure related to the Mineral Resources for the projects noted below contained within this release:

Asset	Mining Type(s)	Qualified Person	Company
Lamaque Complex: Triangle, Plug #4, Ormaque, Parallel	Underground	Jessy Thelland, géo (OGQ No. 758), Technical Services Director, Lamaque	Eldorado Gold
Bonnefond	Underground	Karine Brousseau, Eng. (OIQ No. 121871), Senior Manager, Resource Geology	Eldorado Gold
Kisladag	Open Pit	Karine Brousseau, Eng. (OIQ No. 121871), Senior Manager, Resource Geology	Eldorado Gold
Efemcukuru	Underground	Karine Brousseau, Eng. (OIQ No. 121871), Senior Manager, Resource Geology	Eldorado Gold
Olympias	Underground	Karine Brousseau, Eng. (OIQ No. 121871), Senior Manager, Resource Geology	Eldorado Gold
Skouries	Open Pit	Sean McKinley, P.Geo., Manager, Mine Geology & Advanced Projects	Eldorado Gold
Skouries	Underground	Sean McKinley, P.Geo., Manager, Mine Geology & Advanced Projects	Eldorado Gold
Perama Hill	Open Pit	Karine Brousseau, Eng. (OIQ No. 121871), Senior Manager, Resource Geology	Eldorado Gold
Perama South	Open Pit	Karine Brousseau, Eng. (OIQ No. 121871), Senior Manager, Resource Geology	Eldorado Gold
Piavitsa	Underground	Sean McKinley, P.Geo., Manager, Mine Geology & Advanced Projects	Eldorado Gold
Sapes	Underground & Open Pit	Sean McKinley, P.Geo., Manager, Mine Geology & Advanced Projects	Eldorado Gold
Stratoni	Underground	Sean McKinley, P.Geo., Manager, Mine Geology & Advanced Projects	Eldorado Gold

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Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this news release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipates”, “believes”, “budget”, “continue”, “estimates”, “expects”, “forecasts”, “foresee”, “future”, “goal”, “guidance”, “intends”, “opportunity”, “outlook”, “plans”, “potential”, “strive”, “target” or “underway” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “can”, “could”, “likely”, “may”, “might”, “will” or “would” be taken, occur or be achieved.

Forward-looking statements or information are by their nature based on a number of assumptions, that management considers reasonable. However, such assumptions involve both known and unknown risks, uncertainties and other factors which, if proven to be inaccurate, may cause actual results, activities, performance or achievements may be materially different from those described in the forward-looking statements or information. Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: our Mineral Reserves and Mineral Resources; our expected mine life for various assets; our long term production outlook; our strategy to extend mine life and advance near term mine opportunities; long term prospects for the Lamaque Complex;; investments in exploration in 2026; plans for additional disclosure on organic growth initiatives; the disclosed outlook on long term metal prices; and generally our strategy, plans and goals.

We have made certain assumptions about the forward-looking statements and information, including assumptions about: our ability to obtain all required approvals and permits in a timely manner and our ability to comply with all the conditions that are imposed in such approvals and permits; timing, cost and results of our construction and development activities, improvements and exploration; the future price of gold and other commodities and the global concentrate market; exchange rates; anticipated values, costs, expenses and working capital requirements; production and metallurgical recoveries; Mineral Reserves and Mineral Resources; our ability to unlock the potential of our brownfield property portfolio; our ability to address the negative impacts of climate change and adverse weather; consistency of agglomeration and our ability to optimize it in the future; the cost of, and extent to which we use, essential consumables (including fuel, explosives, cement, and cyanide); the impact and effectiveness of productivity initiatives; the time and cost necessary for anticipated overhauls of equipment; expected by-product grades; the use, and impact or effectiveness, of growth capital; the impact of acquisitions, dispositions, suspensions or delays on our business; the sustaining capital required for various projects; and the geopolitical, economic, permitting and legal climate that we operate in (including disruptions to shipping operations and related impacts).

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, development risks at Skouries and other development projects; risks relating to our operations in foreign jurisdictions; risks related to production and processing; our ability to secure supplies of power and water at a reasonable cost; prices of commodities and consumables; our reliance on significant amounts of critical equipment; our reliance on infrastructure, commodities and consumables; inflation risk; community relations and social license; environmental matters; geotechnical and hydrogeological conditions or failures; waste disposal; mineral tenure; permits; non-governmental organizations; reputational issues; climate change; change of control; actions of activist shareholders; estimation of Mineral Reserves and Mineral Resources; regulatory reviews and different standards used to prepare and report Mineral Reserves and Mineral Resources; risks relating to any pandemic, epidemic, endemic, or similar public health threats; regulated substances; acquisitions, including integration risks; dispositions; co-ownership of our properties; investment portfolio; volatility, volume fluctuations, and dilution risk in respect of our shares; competition; reliance on a limited number of smelters and off-takers; information and operational technology systems; liquidity and financing risks; indebtedness (including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and changes in credit ratings); total cash costs per ounce and AISC (particularly in relation to the market price of gold and the Company’s profitability); currency risk; interest rate risk; credit risk; tax matters; financial reporting (including relating to the carrying value of our assets and changes in reporting standards); the global economic environment; labour; employee misconduct, key personnel, skilled workforce, expatriates, and contractors); commodity price risk; default on obligations; current and future operating restrictions; reclamation and long-term obligations; credit ratings; change in reporting standards; the unavailability of insurance; Sarbanes-Oxley Act, applicable securities laws, and stock exchange rules; risks relating to environmental, sustainability, and governance practices and performance; corruption, bribery, and sanctions; employee misconduct; litigation and contracts; conflicts of interest; compliance with privacy legislation; dividends; and tariffs and other trade barriers. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form & Form 40-F filed on SEDAR+ and EDGAR under our Company name, for a fuller understanding of the risks and uncertainties that affect our business and operations.

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The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.

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